Exhibit 99.1
ENVOY CAPITAL GROUP INC. ANNOUNCES
APPOINTMENT OF INDEPENDENT DIRECTOR
TORONTO, ON — August 5, 2009 — Envoy Capital Group Inc. (NASDAQ: ECGI/ TSX: ECG) today announced that Hugh Aird has resigned, for personal reasons, as a Director of the corporation and as a member of its Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee (Chair). Envoy thanks Mr. Aird for his many years of service and the significant contribution he has made to the corporation.
Envoy further announced the appointment of Linda Gilbert as an independent director on the corporation’s Board of Directors and as a member of its Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee (Chair), filling the vacancies caused by the resignation of Hugh Aird.
Ms. Gilbert, a chartered accountant with over 10 years experience working in a public company environment, is currently a consultant to public companies on corporate reporting and compliance issues. Ms. Gilbert previously served as Envoy’s Director of Finance from 1999 to 2003 and Vice President and Chief Financial Officer from 2003 to 2005. Prior to joining Envoy in 1999, Ms. Gilbert was a manager of KPMG LLP in Canada.
About Envoy Capital Group Inc.
Envoy Capital Group Inc. (NASDAQ:ECGI / TSX:ECG) is a merchant banking organization that focuses on providing financial services as well as equity and debt capital, to small and mid-cap companies. For more information on Envoy Capital Group Inc., visit our website at www.envoy.to
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Cautionary Statement
Certain statements contained in this press release may constitute “forward-looking statements” within the meaning of Section 21E (i) (1) of the United States Securities Exchange Act of 1934. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause Envoy Capital Group’s actual results to be materially different from any future results expressed or implied by these statements. Such factors include the following: general economic and business conditions, changes in demand for Envoy Capital Group’s services, changes in competition, the ability of Envoy Capital Group to integrate acquisitions or complete future acquisitions, interest rate fluctuations, currency exchange rate fluctuations, dependence upon and availability of qualified personnel and changes in government regulation. In light of these and other uncertainties, the forward-looking statements included in this press release should not be regarded as a representation by Envoy Capital Group that Envoy Capital Group’s plans and objectives will be achieved. These forward-looking statements speak only as of the date of this press release, and we undertake no obligation to update or revise the statements.
For further information, please call:
Envoy Capital Group Inc.
Contact: Joseph Leeder
Tel: (416) 593-1212
Or contact our investor relations department at: info@envoy.to